Filed pursuant to Rule 424(b)(4)
Registration No 333-295356
PROSPECTUS
3,843,790 Shares
Common Stock
We are offering 3,843,790 shares of our common stock in this offering. The public offering price for each share of common stock is $100.00.
We have entered into a securities purchase agreement substantially concurrently with this offering, pursuant to which we will sell pre-funded warrants to purchase 300,000 shares of common stock to certain entities affiliated with Suvretta Capital in a private placement, or the PIPE. The purchase price of each pre-funded warrant is $99.99999, which equals the public offering price of our common stock in this offering, minus $0.00001, which is the exercise price per pre-funded warrant. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to applicable ownership limits. The PIPE will be conducted pursuant to the exemption provided under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, the securities to be offered thereby will not be registered pursuant to this prospectus. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 6.0% of the total purchase price, inclusive of the exercise price per pre-funded warrant, of the private placement securities. This offering is not conditioned on the closing of the PIPE.
Our common stock trades on the New York Stock Exchange under the symbol “MANE.” The last reported sale price of our common stock on the New York Stock Exchange on April 29, 2026 was $106.55.
We are an “emerging growth company” and a “smaller reporting company” as defined under federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings. See “Prospectus Summary-Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$100.00	$384,379,000
Underwriting Discounts and Commissions(1)	$6.00	$23,062,740
Proceeds, Before Expenses, to Veradermics, Incorporated	$94.00	$361,316,260

(1)See the section titled “Underwriting” for additional disclosure regarding underwriting compensation.
Delivery of the securities is expected to be made on or about May 1, 2026.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional 576,568 shares of common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $26,522,148, and the total proceeds to us, before expenses, will be $415,513,652.

Joint Book-Running Managers
Jefferies	Leerink Partners	Citigroup	Cantor
Passive Bookrunner
LifeSci Capital
Lead Manager
Needham & Company
Prospectus dated April 29, 2026.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.
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TRADEMARKS
This prospectus contains references to our trademarks and those trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus, concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research and studies conducted by third parties. We believe that the information from these third-party publications, research and studies included or incorporated by reference in this prospectus is reliable. However, we have not separately verified this data. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable; however, such research has not been verified by any third party. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.
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PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus or incorporated herein by reference. This summary does not contain all the information you should consider before investing in our common stock. Before investing in our securities, you should read and consider this entire prospectus carefully, including the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” appearing in this prospectus and in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2025, or our Annual Report, which are incorporated by reference in this prospectus. Except where the context otherwise requires or where otherwise indicated, the terms “Veradermics,” “we,” “us,” “our,” “the Company,” and “our business” refer to Veradermics, Incorporated and its consolidated subsidiaries.
Overview
We are a dermatologist-founded, late clinical-stage biopharmaceutical company focused on developing innovative therapeutics to address pervasive treatment challenges in highly prevalent aesthetic and dermatological conditions. Our initial focus is developing better treatments for pattern hair loss, or PHL, a condition affecting approximately 50 million men and 30 million women in the United States. Current PHL treatment options are limited and therefore are consistently plagued with high rates of treatment failure, patient dissatisfaction and treatment discontinuation. Patients and healthcare providers routinely identify the following shortcomings with currently available treatment options:
■Slow onset of hair growth
■Inconsistent results
■Insufficient density of hair growth for patient satisfaction
■Tolerability issues related to hormonal, mood and cardiac side effects
■Inconvenient administration
■Limited U.S. Food and Drug Administration, or FDA, approved treatment options, and no FDA-approved oral options for women
We are developing VDPHL01 as an oral, non-hormonal treatment for men and women with PHL to reduce the barriers to wide adoption of chronic hair loss therapy and potentially transform PHL treatment. We believe that a marketing application could initially seek approval in male patients, followed by a supplemental new drug application, or sNDA, for female patients, or could alternatively pursue approval in both male and female patients simultaneously depending on the timing of the completion of our clinical trials.
VDPHL01 is an oral, extended-release, or ER, formulation of minoxidil, a proven hair growth agent, designed to maximize minoxidil’s impact on hair restoration while minimizing the risk of cardiac activity. Though immediate-release, or IR, oral minoxidil was originally designed to treat resistant hypertension, it has been used off label as a treatment for PHL after hair growth was observed as a side effect. However, IR oral minoxidil’s release profile was not designed for hair growth as its short duration of circulation allows less time for follicular saturation and must be used at lower doses to reduce the likelihood of reaching off target cardiac stimulative levels. VDPHL01 builds on minoxidil’s validated hair growth biology via a novel and proprietary ER formulation designed to maximize the total plasma concentrations of minoxidil known to grow hair without inducing changes in cardiac activity. We believe that our efforts mark the first attempt to bring an ER formulation of minoxidil to patients with these optimized pharmacokinetic, or PK, and pharmacodynamic, or PD, qualities that raise the ceiling of hair growth.

We are currently dosing patients with VDPHL01 in our registration-directed clinical program consisting of three pivotal, multi-center, randomized, double-blind, placebo-controlled clinical trials: two in male patients and one in female patients with PHL. These trials are designed to support our planned submissions to the FDA for regulatory approval across both male and female patient populations through a 505(b)(2) New Drug Application, or NDA. We have fully enrolled each of the registration-directed clinical trials in male patients, a Phase 2/3 trial evaluating VDPHL01 in 519 male patients with mild-to-moderate PHL and a Phase 3 trial evaluating VDPHL01 in 536 male patients with mild-to-moderate PHL. Each of these Phase 2/3 and Phase 3 trials assess two dose regimens of VDPHL01 over 52 weeks of treatment. The co-primary endpoints for each of these trials are change in non-vellus hair count per square centimeter and patient self-assessment of hair coverage benefit after 24 weeks from treatment initiation. On April 27, 2026, we announced positive topline data from the male Phase 2/3 trial (see “Recent Developments”). We anticipate topline data from the male Phase 3 trial in the second half of 2026.
We have also initiated our registration-directed Phase 2/3 trial evaluating VDPHL01 targeting the enrollment of 552 female patients with mild-to-moderate PHL. Enrollment in the female Phase 2/3 trial is ongoing and projected time to topline data will be determined as the trial progresses. The clinical trials designated as Phase 2/3 are designed and conducted as registration-directed Phase 3 trials to support the planned marketing application, or NDA, for VDPHL01 for the treatment of PHL. The Phase 2/3 trials include a parallel Phase 2 component intended to further assess proprietary patient-reported outcome, or PRO, measures used as endpoints in all three registration-directed trials.
In a Phase 1 clinical trial, which we refer to as Study QSC300720, we studied VDPHL01 prototypes in doses up to 10 mg against a single reference dose of commercially available 2.5 mg IR oral minoxidil. When comparing the results of VDPHL01 8.5 mg with 2.5 mg IR oral minoxidil in male patients who were administered both dosage forms in this study, we found that VDPHL01 8.5 mg:
■delivered nearly twice the total amount of minoxidil in plasma over 12 hours than the total amount delivered by the 2.5 mg IR oral minoxidil tablet;
■sustained plasma concentrations above minoxidil's hair growth threshold two times longer than a 2.5 mg IR oral minoxidil tablet;
■maintained peak concentrations below the threshold at which signs of cardiac activity are typically observed; and
■was generally well tolerated with no serious adverse events, or SAEs, observed.
As this study was exploratory, no formal sample size calculation was made related to statistical power. The data presented above are reflective of the study’s per-protocol primary objective, namely, to evaluate the PK profile and determine the relative bioavailability of VDPHL01 following single oral dosing of VDPHL01 versus the reference IR oral minoxidil formulation in healthy subjects.
We are currently conducting a Phase 2 clinical trial evaluating VDPHL01 in male patients and female patients with mild-to-moderate PHL. As this trial is exploratory, no formal sample size calculation was made related to statistical power. Therefore, all trial endpoints, including objective hair count measures and subjective patient and investigator assessments, are exploratory and are planned to be reported as descriptive statistics. In October 2025, we announced preliminary data from the male cohort for those who had completed four months of treatment in this trial (n=21; the female cohort, with 22 subjects, initiated enrollment in this trial later than males, and similar data is not yet available).
The preliminary data show that VDPHL01 drove favorable outcomes, which we believe underscores its potential to deliver a convenient, oral treatment that provides visible hair regrowth to the majority of users as early as two months, while maintaining a favorable tolerability profile. We believe that the results of this trial support the emerging product profile for VDPHL01 with the following key attributes:
■Speed: Visibly noticeable hair growth as early as two months after treatment in a majority of patients based on PRO, and an Investigator Global Assessment, or an IGA.

■Consistency: 90.5% treatment response at four months based on PRO of participants reporting “improved” or “much improved” hair coverage.
■Intensity: Average non-vellus (greater than 30 microns) hair count change of 47.3 hairs per cm2, with double digit absolute non-vellus hair count changes in greater than 90% of patients completing four months of treatment.
■Safety: Generally well tolerated, with no treatment-related SAEs, including no cardiac or hormonal-related issues to date.
■Convenience: Preference for oral over topical administration supported by third-party research.
■Marketability: Potential to be the first oral, non-hormonal FDA-approved therapy for PHL.

The below images are of the four patients, of 20 patients in the cohort as of August 2025, the time at which a blinded image analysis study was conducted. These patients were observed to have the highest average hair growth improvement scores as determined by expert graders using images from our Phase 2 clinical trial in male patients at month four. This blinded, retrospective image assessment study used image files containing before-and-after (in randomized order) scalp photographs from both the vertex and frontal view. These image files were reviewed independently by three U.S. board certified dermatologists who were blinded to treatment group and asked to identify the baseline image before assigning an IGA score for improvement using a 7-point Likert scale, a commonly used tool for assessing change in hair growth ranging from greatly decreased (-3) to greatly increased (+3) with intermediate categories of no change (0), slightly decreased/increased (-1/+1) and moderately decreased/increased (-2/+2). Images for patients from screening, month two and month four are presented in order (highest to lowest) of the average improvement scores at month four. Average IGA improvement scores shown represent average improvement scores as assessed by the blinded expert graders ranging from +2.7 (patient #4) to +3.0 (patient #1). See the section titled “Item 1. Business-Our Solution for PHL: VDPHL01-Ongoing Studies-Study 207: Our Phase 2 Open Label Proof of Concept Trial” in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference herein, for the full set of images from the study (images are excluded for patients (n=1) with improvement scores less than or equal to the 5th percentile or greater than or equal to the 95th percentile in both image views at month four).
This blinded, retrospective image assessment study used image files containing before-and-after (in randomized order) scalp photographs of each treatment from both the vertex and frontal view. These image files were reviewed independently by three U.S. board certified dermatologists who were blinded to treatment group and asked to identify the baseline image before assigning an IGA score for improvement using a 7-point Likert scale

(-3 to +3), a commonly used tool for assessing hair growth, measuring whether scalp hair growth has “slightly,” “moderately,” or “greatly” increased or decreased or no change has occurred.
Our Phase 2 trial evaluating VDPHL01 in male patients and female patients with PHL is ongoing, and we have initiated three registration-directed trials evaluating VDPHL01, two in male patients with PHL and one in female patients with PHL. If approved, we believe VDPHL01’s commercial potential would be substantial, as we estimate that the current U.S. commercial opportunity for PHL treatments for men and women is valued at approximately $9 billion annually, despite low patient engagement and high levels of dissatisfaction with current options reported. We believe that VDPHL01 could gain a meaningful share of this existing opportunity while also catalyzing substantial growth by offering a previously unavailable, transformative product profile to patients in an area of high unmet need. Our proprietary research indicates that 93% of patients would like to address their PHL yet only 9% are satisfied with their current treatment. Based on the initial product profile we have established for VDPHL01, we believe it could drive significant adoption in this large, motivated but underserved PHL patient population.
In anticipation of a potential NDA submission for VDPHL01 leveraging data from our registration-directed Phase 3 trials, we are developing a comprehensive multi-channel commercialization plan that will integrate patient identification, physician education, direct-to-consumer, or DTC, advertising, social media and telehealth engagement and customer care. This commercialization strategy will be designed to drive patient awareness of VDPHL01’s differentiated profile and demand for hair loss treatment. We believe that the success of analog therapies highlights both the unmet need and motivation among patients and reinforces the potential for VDPHL01 to create demand in a cash-pay market, convert over-the-counter, or OTC, patients to prescribed therapies and activate a population of untreated patients. We plan to focus commercial efforts at launch on establishing a dermatology-focused field force and conducting DTC advertising. We believe these commercial pillars will drive significant VDPHL01 adoption, if approved.
We maintain a broad library of patents and patent applications related to the key innovations of VDPHL01, including its method of utilizing an oral route of administration, ER formulation to stimulate hair growth as well as its optimized PK and PD qualities and profile. The earliest expiring patent term is 2043.
Recent Developments
Study ‘302’ Update
On April 27, 2026, we announced positive topline data from the Phase 2/3 clinical trial, Study ‘302’ evaluating VDPHL01 in males with mild-to-moderate PHL. Study ‘302’ is a multi-center, randomized, placebo-controlled study evaluating the clinical efficacy, safety, and tolerability in 519 enrolled patients who were randomized to receive either VDPHL01 8.5mg once daily, or QD, VDPHL01 8.5mg twice daily, or BID, or placebo. The trial met all primary and all key secondary endpoints with statistical significance, demonstrating a potentially differentiated clinical profile defined by rapid onset of activity, consistent response across patients, and robust increases in hair count while being generally well tolerated with no treatment-related serious adverse events, or SAEs, and no adverse events of special interest, or AESIs, of cardiac origin.
In the study, VDPHL01 achieved superior hair growth compared with placebo (p<0.0001) on the co‑primary endpoints of non-vellus Target Area Hair Count, or TAHC, and patient reported outcome, or PRO, benefit of ‘improved’ or ‘much improved’ on the Androgenetic Alopecia Impact Rating Scale, or AAIRS, at Month 6. Patients achieved an average increase in non-vellus TAHC of 30.3 hairs/cm² (p<0.0001) and 33.0 hairs/cm² (p<0.0001) in QD and BID VDPHL01 treatment arms, respectively. Those receiving placebo only showed a 7.3 hairs/cm² increase from baseline at Month 6.
Following 6 months of treatment with VDPHL01, 79.3% of patients in the QD dose arm (p<0.0001) and 86.0% of patients in the BID dose arm (p<0.0001) reported improvement in hair coverage on the AAIRS versus 35.6% of placebo patients. Additionally, 48.4% of patients in the QD dose arm (p<0.0001) and 62.9% of patients in the BID dose arm (p<0.0001) achieved ‘improved’ or ‘much improved’ hair coverage on the AAIRS compared to only 13.4% of placebo patients.

In addition to meeting the co-primary endpoints, the study also met the key secondary endpoints. Investigator perception was measured with investigators grading 72.0% (QD; p<0.0001) and 84.4% (BID; p<0.0001) of male patients as having improved hair coverage at Month 6 (p<0.0001). Rapid onset of hair growth was also observed at the earliest measured time point measured in the trial, with statistically significant separation from placebo on TAHC and IGA as early as Month 2.
Treatment with VDPHL01 was generally well tolerated through Month 6 with overall treatment-emergent adverse event (TEAE) rates similar between VDPHL01 and placebo, and with an overall safety profile consistent with Phase 2. VDPHL01 demonstrated lower discontinuation rates than placebo, and the adverse event-related discontinuation rate was similar between active and placebo. No treatment-related SAEs and no AESIs of cardiac origin were observed in the study. The most common TEAEs occurring in greater than 5% of patients vs. placebo included peripheral edema (5.3% QD, 6.3% BID) and hypertrichosis (3.5% QD, 6.3% BID). These TEAEs resulted in approximately 1% discontinuation for both QD and BID dosing groups for peripheral edema and no discontinuations occurred related to hypertrichosis in either the QD or the BID dosing groups.
Certain Preliminary Financial Information (Unaudited)
We had a preliminary unaudited amount of cash, cash equivalents and marketable securities of approximately $390.8 million as of March 31, 2026. This amount is preliminary and unaudited and is subject to completion of our financial closing procedures. As a result, this amount may differ materially from the amount that will be reflected in our unaudited condensed consolidated financial statements for the three months ended March 31, 2026. This preliminary unaudited financial data has been prepared by, and is the responsibility of, our management. Deloitte & Touche LLP, our auditor, has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. This estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States and is not necessarily indicative of the results to be achieved in any future period. You should not draw any conclusions based on the foregoing estimate and should not place undue reliance on this preliminary estimate.

Our Pipeline
Our goal is to develop a focused portfolio of aesthetic dermatology product candidates targeting high-prevalence dermatologic conditions, with potential selective development of medical dermatology product candidates. We are advancing our lead product candidate, VDPHL01, in clinical trials as depicted below.
Our Competitive Strengths
We believe the following strengths will enable us to achieve our goal of becoming the leader in hair loss treatment:
■Potentially transformative late-stage lead product candidate, VDPHL01, innovating on validated science to address the millions of men and women suffering from PHL in the United States.
■Clinical data to date supports a potentially differentiated profile for VDPHL01, including topline data from our initial registration-directed trial announced in April 2026, with additional topline data from our confirmatory Phase 3 registration-directed trial anticipated to read out in the second half of 2026.
■Dermatology-rooted leadership with deep understanding of needs of PHL patients and physicians.
■Comprehensive commercialization strategy to educate and engage physicians and patients.
■Robust intellectual property portfolio designed to protect the key innovations that drive VDPHL01’s therapeutic differentiation.
Our Strategy
Our goal is to develop a leading aesthetics- and dermatology-focused biopharmaceutical company that advances therapies to address significant unmet needs for large, underserved patient populations. In order to achieve this goal, we are currently advancing our lead candidate, VDPHL01, for the treatment of PHL. Our strategy involves the following key elements:
■Efficiently develop VDPHL01 through registration-directed trials to be the leading treatment of PHL for both men and women.
■Build a sales and marketing organization focused on prescribers and dedicated to increasing patient awareness and activation.
■Position for early and wide adoption through the cash-pay model.
■Deliver and commercialize VDPHL01, if approved, as the first FDA-approved oral treatment for female PHL.
■Evaluate strategic collaboration to maximize the value of our product candidates and deliver meaningful benefits to patients.
■Identify additional solutions to pervasive unmet needs in dermatology.

Summary of Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. These risks include the following:
■We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred substantial losses since our inception, and we anticipate incurring substantial and increasing losses for the foreseeable future;
■We will require substantial additional financing to achieve our goals, and failure to obtain additional capital when needed, or on acceptable terms, would cause us to delay, limit, reduce or terminate our product development or commercialization efforts;
■We currently anticipate that our success will depend on the approval and successful commercialization of VDPHL01, which is our lead product candidate. If we are unable to obtain regulatory approval for, and successfully commercialize, VDPHL01, or any of our other current or future product candidates, or experience significant delays in doing so, our business will be materially harmed;
■Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future preclinical studies or clinical trial results. We may encounter substantial delays in preclinical and clinical trials, or may not be able to conduct or complete preclinical or clinical trials on the expected timelines, if at all. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate;
■If the FDA does not conclude that VDPHL01 satisfies the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for VDPHL01 under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful;
■Any significant adverse events, or AEs, or undesirable side effects caused by our product candidates may delay or prevent regulatory approval or market acceptance of our product candidates, or result in significant negative consequences following marketing approval, if any. Additionally, the clinical profile of VDPHL01 in female patients may differ from the clinical profile in male patients, and the outcomes observed to date in male patients may not be reflective or predictive of future outcomes for female patients;
■We operate in highly competitive markets and face competition from large, well-established companies with significant resources as well as other entities, and, as a result, we may not be able to compete effectively;
■We currently have limited marketing, sales or distribution infrastructure. If we are unable to fully develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we may not be successful in commercializing our product candidates;
■Even if we obtain regulatory approval for VDPHL01 or any other product candidates, such products may fail to achieve market acceptance which would adversely affect our efforts to commercialize any such product successfully;
■The commercial opportunity for VDPHL01 and any of our other current or future product candidates we may develop may be smaller than we expect;
■Our strategy of focusing on the cash-pay healthcare market for VDPHL01 may limit our ability to increase sales or achieve profitability;
■If we fail to effectively maintain, promote, and enhance our reputation and VDPHL01 brand recognition in a cost-effective manner, our business and competitive advantage may be harmed;
■We are dependent on the services of our senior management and other key personnel, and if we are not able to retain these individuals or recruit additional management or key personnel, our business will suffer;
■We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business;

■Our commercial success depends on our ability to obtain and maintain sufficient intellectual property protection for VDPHL01 and our other current and any future product candidates and other proprietary technologies;
■If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;
■We may not be able to protect our intellectual property rights throughout the world;
■The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. regulatory approval and, as a result, unable to commercialize our product candidates or any future product candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy;
■Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. We may also be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates;
■We currently rely on third parties for the manufacture of drug or biological substances for our preclinical studies and clinical trials and expect to continue to do so for commercialization of any product candidates that we may develop that are approved for marketing. Our reliance on third parties may increase the risk that we will not have sufficient quantities of such drug substance, product candidates, or any products that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts;
■We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates;
■An active and liquid trading market for our common stock may not be sustained; and
■The market price of our common stock may be volatile, which could result in substantial losses for investors.
The foregoing is only a summary of some of our risks. For a more detailed discussion of these and other risks you should consider before making an investment in our securities, see “Risk Factors”.
Our Corporate Information
We were originally incorporated on October 5, 2019, as VeraDermics, Incorporated, a Texas corporation. On September 15, 2021, we converted to a Delaware corporation. Our principal executive offices are located at 470 James St., New Haven, Connecticut 06513, and our telephone number is (228) 372-3376. Our corporate website address is www.veradermics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of the closing our initial public offering, or IPO, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.235 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.
We are also a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will continue to be a smaller reporting company as long as (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company until the fiscal year following the determination that we no longer meet the requirements necessary to be considered a smaller reporting company.

THE OFFERING

Common stock offered by us	3,843,790 shares.

Concurrent PIPE
We have entered into a securities purchase agreement substantially concurrently with this offering, pursuant to which we will sell pre-funded warrants to purchase 300,000 shares of common stock to certain entities affiliated with Suvretta Capital in a private placement, or the PIPE. The purchase price of each pre-funded warrant is $99.99999, which equals the public offering price of our common stock in this offering, minus $0.00001, which is the exercise price per pre-funded warrant. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to applicable ownership limits. The PIPE will be conducted pursuant to the exemption provided under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, the securities to be offered thereby will not be registered pursuant to this prospectus. This offering is not conditioned on the closing of the PIPE.

Common stock to be outstanding after this offering	41,183,254 shares (41,759,822 shares if the underwriters exercise their option to purchase additional shares in full), assuming no exercise of the pre-funded warrants sold in the PIPE.

Underwriters’ option to purchase additional shares of common stock from us
We have granted the underwriters an option to purchase up to an aggregate of 576,568 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

Use of proceeds
We estimate that our aggregate net proceeds from this offering and the PIPE will be approximately $388.8 million (or approximately $443.0 million if the underwriters exercise their option to purchase additional shares in full), based on the public offering price of $100.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and estimated PIPE expenses payable by us in connection with the PIPE. These estimates exclude the nominal proceeds, if any, from the exercise of any pre-funded warrants sold in the PIPE.
We intend to use the aggregate net proceeds from this offering and the PIPE, together with our existing cash, cash equivalents and marketable securities, for general corporate purposes, which may include commercial launch activities, developing our commercialization infrastructure, expanding our manufacturing capabilities, manufacturing of our product candidates, funding research, clinical and process development, increasing our working capital, and acquisitions or investments in businesses, products or technologies that are complementary to our own and capital expenditures. See “Use of Proceeds.”

Risk factors
You should carefully read the “Risk Factors” section of this prospectus and the other information included in this prospectus and incorporated by reference in this prospectus for a discussion of factors that you should consider before deciding to invest in our securities.

New York Stock Exchange symbol	“MANE.”

The number of shares of our common stock to be outstanding immediately following the consummation of this offering is based on 37,339,464 shares outstanding as of December 31, 2025, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2025 into an aggregate of 19,250,410 shares of our common stock immediately prior to the consummation of our IPO and (ii) the consummation of our IPO on February 5, 2026, pursuant to which we issued and sold an aggregate of 17,339,294 shares of our common stock at a public offering price of $17.00 per share. These amounts exclude:
■3,713,205 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025, with a weighted average exercise price of $12.65 per share;
■1,847,169 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2025, with a weighted average exercise price of $19.58 per share;
■685,080 shares of our common stock reserved for issuance under the VeraDermics, Incorporated 2021 Equity Incentive Plan, as amended, or the 2021 Plan, as of December 31, 2025, which ceased to be available for issuance at the time the Veradermics, Incorporated 2026 Equity Incentive Plan, or the 2026 Plan, became effective in connection with our IPO. These shares can be added to the 2026 Plan if reacquired by the Company or otherwise become available again for grant under the 2021 Plan;
■4,032,583 shares of our common stock reserved for issuance under the 2026 Plan (which includes 1,847,169 shares of common stock underlying stock option awards that were granted to certain of our directors, executive officers and other employees under the 2026 Plan upon the pricing of our IPO with a weighted average exercise price per share equal to $19.58), which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder; and
■316,668 shares of our common stock reserved for issuance under the Veradermics, Incorporated 2026 Employee Stock Purchase Plan, or the ESPP, which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder.
Except as otherwise noted, all information in this prospectus assumes or gives effect to:
■a 1-for-10.067 reverse stock split of our common stock, which was effected on January 27, 2026;
■the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2025 into an aggregate of 19,250,410 shares of our common stock immediately prior to the consummation of our IPO;
■the consummation of our IPO on February 5, 2026, pursuant to which we issued and sold an aggregate of 17,339,294 shares of our common stock at a public offering price of $17.00 per share, including 2,261,647 shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional shares;
■the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of our IPO on February 5, 2026;
■no exercise by the underwriters of their option to purchase up to an additional 576,568 shares of our common stock from us;
■no vesting or exercise of the outstanding stock options described above; and
■no exercise of any pre-funded warrants sold in the PIPE.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before deciding to invest in shares of our common stock, you should carefully consider the risks described below and those discussed under the section titled “Risk Factors” contained in our Annual Report incorporated by reference in this prospectus, together with the other information contained or incorporated by reference in this prospectus, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited financial statements and the related notes in our Annual Report. The events discussed below may occur and adversely impact our business, financial condition, results of operations and prospects, which may cause the trading price of our common stock to decline, resulting in you losing all or part of your investment.
Risks Related to the Development of Our Product Candidates
Interim, initial, “topline” and preliminary data from our clinical trials that we announce or publish from time to time are subject to audit and verification procedures and may differ materially from final data as more patient data become available.
Preliminary or topline data from our preclinical studies and clinical trials that we publish from time to time are based on preliminary analyses of then-available data, and the results, related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular preclinical study or clinical trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data. As a result, preliminary and top-line data should be viewed with caution until the final data are available.
From time to time, we also may disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available or as participants from our clinical trials continue other treatments for their disease. For example, in April 2026, we reported topline data in male patients from our Phase 2/3 trial of VDPHL01 in mild-to-moderate PHL (Study ‘302’); however, these results may not ultimately be reproducible or durable.
Furthermore, third parties, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could delay or prevent regulatory approval of, or limit commercial prospects for, the particular product candidate. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to disclose.
If the interim, topline or preliminary data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. Further, disclosure of interim, top-line or preliminary data by us or by our competitors could result in volatility in the price of our common stock.

Risks Related to this Offering and Ownership of Our Securities
An active and liquid trading market for our common stock may not be sustained, and you may not be able to resell your shares of common stock at or above the public offering price, if at all.
Our common stock is listed on NYSE under the symbol “MANE.” If an active or liquid trading market is not sustained, you may be unable to resell your shares of our common stock at or above the offering price or at a price that you consider reasonable. Moreover, the public offering price of our common stock will be determined through negotiations with the underwriters, and may vary from the market price of our common stock following the consummation of this offering. Furthermore, an inactive market may reduce the fair market value of your shares, impair our ability to raise capital by selling shares of our common stock in the future, and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.
The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.
From our IPO in February 2026 through April 29, 2026, the per share price of our common stock has ranged from $17.00 to $110.12. The offering price may vary from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:
■volatility in our operating results or the failure of our operating results to meet the expectations of investors or securities analysts;
■the success of existing or new competitive product candidates or technologies;
■the timing and results of preclinical and clinical studies for any product candidates that we may develop or changes in the development status of any of these programs;
■any delay in our regulatory filings for VDPHL01 or our other current or any future product candidates;
■failure or discontinuation of any of our product development and research programs;
■our failure to commercialize VDPHL01 or our other current or any future product candidates;
■results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;
■commencement or termination of collaborations for our product development and research programs;
■regulatory or legal developments in the United States and other countries;
■developments or disputes concerning patent applications, issued patents, or other proprietary rights;
■the recruitment or departure of key personnel;
■the level of expenses related to any of our research programs or product candidates that we may develop;
■the results of our efforts to develop additional product candidates or products;
■actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;
■sales or perceived potential sales of our common stock by us, our insiders or other stockholders;
■expiration of market stand-off or lock-up agreements;
■any changes to our relationship with manufacturers, suppliers, collaborators or other strategic partners;
■manufacturing or supply shortages;
■variations in our financial results or those of companies that are perceived to be similar to us;
■changes in estimates or recommendations by securities analysts, if any, that cover our stock;
■press reports, whether or not true, about our business;
■our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;
■changes in the structure of healthcare payment systems;
■fluctuations in the valuation of companies perceived by investors to be comparable to us;
■announcement or expectation of additional financing efforts;
■the inability to obtain additional funding;

■market conditions in the pharmaceutical and biotechnology sectors;
■general global economic, industry, political and market conditions, such as military conflict or war, inflation and financial institution instability, or pandemic or epidemic disease outbreaks, many of which are beyond our control; and
■the other factors described in this “Risk Factors” section and elsewhere in this prospectus, including those which are outside of our control.
In recent years, the stock market in general, and the market for biopharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the consummation of this offering. The market price of our common stock may decline below the offering price, and you may lose some or all of your investment.
Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts or any guidance we may publicly provide, each of which may cause our stock price to fluctuate or decline.
We expect our operating results to be subject to quarterly and annual fluctuations which may, in turn, cause the price of our common stock to fluctuate substantially. Our net loss and other operating results will be affected by numerous factors, including:
■variations in the level of expense related to the ongoing development of VDPHL01 or future development programs;
■results and timing of preclinical studies and ongoing and future clinical trials, or the addition or termination of any such clinical trials;
■our execution of any strategic transactions, including acquisitions, collaborations, licenses, or similar arrangements, and the timing and amount of payments we may make or receive in connection with such transactions;
■any intellectual property infringement lawsuit or opposition, interference, or cancellation proceeding in which we may become involved;
■recruitment and departures of key personnel;
■if our product candidate receives regulatory approval in the future, the terms of such approval, and market acceptance and demand for such products;
■regulatory developments affecting our product candidate or those of our competitors;
■global or regional public health emergencies, including any health epidemics and their residual effects, natural disasters, or major catastrophic events;
■adverse macroeconomic conditions or geopolitical events, including United States and Israeli military actions against Iran, the conflict between Ukraine and Russia, the conflict between Israel and Hamas, high levels of inflation, heightened interest rates, and bank failures;
■the impacts of inflation and rising interest rates on our business and operations; and
■changes in general market and economic conditions.
If our quarterly or annual operating results fall below the expectations of investors or securities analysts or any forecasts or guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

You will incur immediate and substantial dilution as a result of the consummation of this offering.
If you purchase securities in this offering, you will incur immediate and substantial dilution of $80.53 per share, representing the difference between the public offering price of $100.00 per share, and assuming no exercise of any pre-funded warrants sold in the PIPE, and our pro forma as adjusted net tangible book value per share as of December 31, 2025. To the extent that shares are issued upon the exercise of options or the underwriters exercise their option to purchase additional shares, you will incur further dilution. For a further description of the dilution you will experience immediately after the consummation of this offering, see the section titled “Dilution.”
To the extent that stock options are exercised, new equity awards are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.
A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales upon the expiration of the lock-up agreements entered into in connection with our IPO by holders of substantially all of our common stock outstanding immediately prior to our IPO and the lock-up agreements entered into by our directors, executive officers and certain stockholders in connection with this offering, the early release of such lock-ups, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After the consummation of this offering, we will have 41,183,254 shares of common stock outstanding, or 41,759,822 shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the pro forma shares of our common stock outstanding as of December 31, 2025. Of these shares, the 3,843,790 shares (or 4,420,358 shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering and the 17,339,294 shares sold in our IPO may be resold in the public market immediately, unless held by our affiliates. The remaining 20,000,170 shares of our common stock will become available for resale in the public market on August 2, 2026, subject in some cases to applicable volume limitations under Rule 144 and lock-up agreements or other agreements, and as described in the “Shares Eligible for Future Sale” section of this prospectus. The representatives of the underwriters may release some or all of the shares of common stock subject to lock-up agreements at any time in their sole discretion and, except the release from the IPO lock-up for directors and officers, without notice, which would allow for earlier sales of shares in the public market.
Moreover, holders of an aggregate of 23,594,826 shares of our common stock, excluding shares purchased by non-affiliates in or after our IPO, have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have registered all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements entered into in connection with our IPO and the lock-up agreements entered into in connection with this offering as described in the “Underwriting” section of this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Insiders will continue to have substantial influence over us after the consummation of this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.
Our directors, executive officers and greater than 5% stockholders and their affiliates, in the aggregate, will beneficially own a significant percentage of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these holders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our common stock in the foreseeable future. See the section titled “Dividend Policy” for additional information.
We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth and smaller reporting companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act and we may remain an emerging growth company until December 31, 2031. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period, or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Provisions in our restated certificate of incorporation, our amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.
Our restated certificate of incorporation and amended and restated bylaws, and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our restated certificate of incorporation and amended and restated bylaws include provisions that:
■authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
■create a classified board of directors whose members serve staggered three-year terms;
■specify that special meetings of our stockholders can be called only by our board of directors;
■prohibit stockholder action by written consent;
■establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
■provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
■provide that our directors may be removed only for cause;
■specify that no stockholder is permitted to cumulate votes at any election of directors;
■expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and
■require supermajority votes of the holders of our common stock to amend specified provisions of our restated certificate of incorporation and amended and restated bylaws.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.
In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Any provision of our restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our restated certificate of incorporation designates specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.
Our restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above, or each a Covered Claim. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions contained in our restated certificate of incorporation may make it more costly for a stockholder to bring a claim, and it may also limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions. The choice of forum provisions may also impose additional litigation costs on stockholders who assert that the provisions are not enforceable or invalid.
We have broad discretion in the use of the aggregate net proceeds from this offering and the PIPE and may not use them effectively.
We cannot specify with certainty the particular uses of the aggregate net proceeds we will receive from this offering and the PIPE. Our management will have broad discretion in the application of the aggregate net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the aggregate net proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the aggregate net proceeds from this offering and the PIPE in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the aggregate net proceeds from this offering and the PIPE in a manner that does not produce income or that loses value.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.
To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.
If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports. If no or few securities or industry analysts continue coverage of us, or if analysts cease coverage of us, we could lose visibility in the financial markets, and the trading price for our common stock could be impacted negatively. If any of the analysts who cover us publish inaccurate or unfavorable research or opinions regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline.
We will not receive significant additional funds upon the exercise of the pre-funded warrants sold in the PIPE.
Each pre-funded warrant sold in the PIPE may be exercised by way of a cashless exercise, meaning that the holder may choose not to pay a cash purchase price upon exercise, and instead would receive, upon such exercise, the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants. In addition, the pre-funded warrants have an exercise price of $0.00001 per pre-funded warrant, and as a result we will not receive significant additional funds upon their exercise, even if exercised for cash.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
■the initiation, timing, enrollment, progress, results, and cost of our research and development programs, and our current and future preclinical and clinical studies, including statements regarding the timing of initiation or completion of our clinical trials for VDPHL01 and our other product candidates, and related preparatory work, and the period during which the results of the trials will become available;
■our regulatory strategy and the timing of our planned NDA submission for VDPHL01;
■the success, cost and timing of our clinical development of VDPHL01 and our other product candidates;
■our ability to initiate, recruit and enroll patients in and conduct our clinical trials at the pace that we project;
■the timing of and our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations or warnings in the label of any of our product candidates, if approved;
■our ability to compete with companies currently selling, marketing or engaged in the development of treatments for diseases that our product candidates are designed to target, including PHL;
■our reliance on third parties to conduct our clinical trials;
■our reliance on third parties to manufacture drug substance for use in our clinical trials;
■our estimates regarding the size and growth potential of the commercial opportunity for VDPHL01 and our current product candidates or other product candidates we may identify and pursue, and our ability to serve those markets;
■our ability to expand our pipeline through collaborations, partnerships and other transactions with third parties;
■our ability to identify and advance through clinical development any additional product candidates;
■the commercialization of VDPHL01 and our other current product candidates and any other product candidates we may identify and pursue, if approved, including our ability to successfully build commercial infrastructure or enter into collaborations with third parties to market our current product candidates and any other product candidates we may identify and pursue;
■the effectiveness of physician outreach and education, direct-to-consumer advertising, telehealth engagement and social media campaigns on physician and patient adoption rates;
■our ability to develop and commercialize products that are considered by physicians, patients and payors as medically and/or financially differentiated as compared to competitive products;
■our ability to retain and recruit key personnel;
■our ability to obtain, maintain and successfully enforce adequate intellectual property rights;
■our patent portfolio, including issued, allowed and pending applications, and plans for future applications;
■our expectations about patient willingness to pay, the effect of macroeconomic conditions on discretionary spending and implications of limited or no third-party payor coverage and reimbursement on VDPHL01, if approved;
■our estimates of our expenses, ongoing losses, capital requirements and our needs for or ability to obtain additional financing;
■our expected uses of our existing cash, cash equivalents and marketable securities, including the net proceeds to us from this offering and our IPO, and the sufficiency of such capital resources to fund our future operating expenses and capital expenditure requirements;
■our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

■our financial performance;
■developments and projections relating to our competitors or our industry;
■the issuance and sale of our securities in the concurrent PIPE; and
■other risks and uncertainties, including those listed under the section titled “Risk Factors.”
The forward-looking statements in this prospectus or in the documents incorporated by reference herein are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the dates of each document and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus titled “Risk Factors” and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report, which is incorporated by reference herein, and elsewhere in this prospectus. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the dates of each document and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we are not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS
We estimate that the aggregate net proceeds to us from the sale of our securities in this offering and the PIPE will be approximately $388.8 million (or approximately $443.0 million if the underwriters exercise their option to purchase additional shares in full), based on the public offering price of $100.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and the estimated PIPE expenses payable by us in connection with the PIPE, and assuming no exercise of the pre-funded warrants sold in the PIPE. These estimates exclude the nominal proceeds, if any, from the exercise of any pre-funded warrants sold in the PIPE.
As of December 31, 2025, we had cash, cash equivalents and marketable securities of $141.9 million. Subsequent to December 31, 2025, we consummated our IPO raising gross proceeds of approximately $294.8 million, before deducting underwriting discounts and commissions and other offering expenses.
We intend to use the aggregate net proceeds from this offering and the PIPE, together with our existing cash, cash equivalents and marketable securities for general corporate purposes, which may include commercial launch activities, developing our commercialization infrastructure, expanding our manufacturing capabilities, manufacturing of our product candidates, funding research, clinical and process development, increasing our working capital, and acquisitions or investments in businesses, products or technologies that are complementary to our own and capital expenditures.
The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical development efforts, our operating costs and other factors described under the section titled “Risk Factors” included in this prospectus, and the section titled “Risk Factors” included in our Annual Report, which is incorporated by reference herein.
Based upon our current operating plan, we believe that the anticipated aggregate net proceeds from this offering and the PIPE, together with our preliminary unaudited amount of cash, cash equivalents and marketable securities of approximately $390.8 million as of March 31, 2026, will be sufficient to fund our operating expenses and capital expenditure requirements into 2030. This estimate is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We do not anticipate that the expected aggregate net proceeds from this offering and the PIPE, together with our existing cash and cash equivalents, will be sufficient for us to fund VDPHL01, or any of our other product candidates, through regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources. We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products, or assets. However, we have no current plans, commitments, or obligations to do so. Our expected use of the aggregate net proceeds from this offering and the PIPE represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the aggregate net proceeds to be received upon the consummation of this offering and the consummation of the PIPE or the actual amounts that we will spend on the uses set forth above.
Our management will have broad discretion in the application of the aggregate net proceeds from this offering and the PIPE, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including the anticipated growth of our business, and we may find it necessary or advisable to use the net proceeds for other purposes. Pending the uses described above, we plan to invest the aggregate net proceeds from this offering and the PIPE in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid any dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

CAPITALIZATION
The following table sets forth our cash and capitalization as of December 31, 2025:
■on an actual basis;
■on a pro forma basis, to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2025 into an aggregate of 19,250,410 shares of our common stock, (ii) the filing and effectiveness of our restated certificate of incorporation and amended and restated bylaws on February 5, 2026 in connection with the consummation of our IPO, (iii) the consummation of our IPO on February 5, 2026, pursuant to which we issued and sold an aggregate of 17,339,294 shares of our common stock at a public offering price of $17.00 per share and (iv) the reclassification of our subscription receivable, associated with our historical preferred stock transactions, from temporary equity to permanent stockholders' equity upon automatic conversion of all outstanding preferred stock; and
■on a pro forma as adjusted basis, to give further effect to our issuance and sale of 3,843,790 shares of our common stock in this offering at the public offering price of $100.00 per share and the issuance and sale of pre-funded warrants to purchase 300,000 shares of common stock in the PIPE, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the pre-funded warrants sold in the PIPE.

You should read the information in this table together with the financial statements and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report, which is incorporated by reference.

	As Of December 31, 2025
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Cash, cash equivalents and marketable securities	$141,862	$411,596	$800,387
Series A preferred stock, $0.00001 par value; 12,865,375 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	36,860	-	—
Series B preferred stock, $0.00001 par value; 62,245,806 shares authorized, 62,245,805 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	78,903	-	—
Series C preferred stock, $0.00001 par value; 118,682,683 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	150,563	—	—
Subscription receivable	(1,849)	—	—
Total stockholders’ (deficit) equity
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 25,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.00001 par value; 98,774,582 shares authorized, 749,760 shares issued and outstanding, actual; 200,000,000 shares authorized, 37,339,464 issued and outstanding, pro forma; 200,000,000 shares authorized, 41,183,254 shares issued and outstanding, pro forma as adjusted	1	1	1
Additional paid-in capital	2,346	538,406	927,197
Accumulated other comprehensive income	60	60	60
Subscription receivable	—	(1,849)	(1,849)
Accumulated deficit	(123,421)	(123,421)	(123,421)
Total stockholders’ (deficit) equity	(121,014)	413,197	801,988
Total capitalization	$143,463	$413,197	$801,988

The outstanding share information in the table above as of December 31, 2025 excludes:
■3,713,205 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025, with a weighted average exercise price of $12.65 per share;
■1,847,169 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2025, with a weighted average exercise price of $19.58 per share;
■685,080 shares of our common stock reserved for issuance under the 2021 Plan as of December 31, 2025, which ceased to be available for issuance at the time the 2026 Plan became effective in connection with our IPO. These shares can be added to the 2026 Plan if reacquired by the Company or otherwise become available again for grant under the 2021 Plan;

■4,032,583 shares of our common stock reserved for issuance under the 2026 Plan (which includes 1,847,169 shares of common stock underlying stock option awards that were granted to certain of our directors, executive officers and other employees under the 2026 Plan with a weighted average exercise price per share equal to $19.58), which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder;
■316,668 shares of our common stock reserved for issuance under the ESPP, which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder.

DILUTION
If you invest in our securities in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
Our historical net tangible book value (deficit) as of December 31, 2025 was $(121.0) million, or $(161.40) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock, which is not included within stockholders (deficit) equity. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 749,760 shares of common stock outstanding as of December 31, 2025.
Our pro forma net tangible book value as of December 31, 2025 was $413.2 million, or $11.07 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2025 into an aggregate of 19,250,410 shares of our common stock, (ii) the filing and effectiveness of our restated certificate of incorporation and amended and restated bylaws on February 5, 2026 in connection with the consummation of our IPO and (iii) the consummation of our IPO on February 5, 2026, pursuant to which we issued and sold an aggregate of 17,339,294 shares of our common stock at a public offering price of $17.00 per share. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2025 after giving effect to the pro forma adjustments described above.
After giving effect to our issuance and sale of 3,843,790 shares of common stock in this offering at the public offering price of $100.00 per share and the issuance and sale of pre-funded warrants to purchase 300,000 shares of common stock in the PIPE, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the pre-funded warrants sold in the PIPE, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been $802.0 million, or $19.47 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $8.41 per share to existing stockholders and an immediate dilution of $80.53 in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Public offering price per share		$100.00
Historical net tangible book value (deficit) per share as of December 31, 2025	$(161.40)
Increase per share attributable to pro forma adjustments as described above	172.47
Pro forma net tangible book value per share of common stock as of December 31, 2025	11.07
Increase in net tangible book value per share of common stock attributable to this offering	8.41
Pro forma as adjusted net tangible book value per share of common stock after this offering and the PIPE		19.47
Dilution per share of common stock to new investors participating in this offering		$80.53

If the underwriters exercise in full their option to purchase 576,568 additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $20.50, representing an immediate increase in pro forma as adjusted net tangible book value per share of $9.44 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of approximately $79.50 to new investors purchasing common stock in this offering, based on the public offering price of $100.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the pre-funded warrants sold in the PIPE.
The share information presented in the table and discussion above as of December 31, 2025 excludes:
■3,713,205 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025, with a weighted average exercise price of $12.65 per share;
■685,080 shares of our common stock reserved for issuance under the 2021 Plan as of December 31, 2025, which ceased to be available for issuance at the time the 2026 Plan became effective in connection with our IPO. These shares can be added to the 2026 Plan if reacquired by the Company or otherwise become available again for grant under the 2021 Plan;
■1,847,169 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2025, with a weighted average exercise price of $19.58 per share;
■4,032,583 shares of our common stock reserved for issuance under the 2026 Plan (which includes 1,847,169 shares of common stock underlying stock option awards that were granted to certain of our directors, executive officers and other employees under the 2026 Plan with a weighted average exercise price per share equal to $19.58), which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder;
■316,668 shares of our common stock reserved for issuance under the ESPP, which became effective in connection with our IPO, as well as any automatic increases in the number of shares of common stock reserved for future issuance thereunder.
New investors participating in this offering will experience further dilution when any new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions since January 1, 2023, to which we have been a party in which the amount involved exceeded the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section titled “Executive and Director Compensation,” included in our Annual Report, which is incorporated by reference herein. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.
Private Placements
Series A-4 Preferred Stock
In April 2023, we entered into a Series A-4 Preferred Stock Purchase Agreement pursuant to which we issued an aggregate of 4,965,572 shares of our Series A-4 Preferred Stock at a purchase price of $3.0208 per share. Each share of our Series A-4 Preferred Stock converted into shares of our common stock immediately prior to the consummation of our IPO, including adjustments in connection with the 1-for-10.067 reverse stock split of our common stock, which was effected on January 27, 2026. The following table summarizes the Series A-4 Preferred Stock issued to our directors, executive officers and beneficial holders of more than 5% of our capital stock:

Purchaser	Shares of Series A-4 Preferred Stock	Aggregate Purchase Price of Shares Purchased ($)
Entities affiliated with J.W. Childs Associates(1)	1,655,191	5,000,001
Entities Affiliated with ChemWerth, Inc.	827,595	2,499,999
Connecticut Innovations, Incorporated	794,491	2,399,998
Therapeutics, Inc.	354,212	1,070,004
Mediqventures Limited	331,038	1,000,000
Trusts affiliated with Vladimir Coric(2)	331,038	1,000,000
Christopher S. Eklund Trust U/A/D 8/31/2000	281,382	849,999

(1)Mr. Childs, a member of our board of directors, serves as Chairman of J.W. Childs Associates, L.P. Entities related to J.W. Childs Associates beneficially own more than 5% of our capital stock.
(2)Dr. Coric, a member of our board of directors, is a beneficiary of the Vladimir Coric Family Trust 2013 and the Vladimir Coric Marital Trust 2013, each of which is administered by Elizabeth Ann Coric as trustee. Trusts affiliated with Vladimir Coric beneficially own more than 5% of our capital stock.

Series B Preferred Stock
In November 2024, we entered into a Series B Preferred Stock Purchase Agreement, or the Series B Preferred Stock Purchase Agreement, pursuant to which we issued an aggregate of 62,245,805 shares of our Series B Preferred Stock at a purchase price of $1.2049 per share. Where applicable, the payment of the purchase price consisted of or included the automatic conversion of certain convertible promissory notes, representing an aggregate outstanding principal amount and accrued interest of $10.4 million, into 8,661,917 shares of Series B Preferred Stock. Each share of our Series B Preferred Stock converted into shares of our common stock immediately prior to the consummation of our IPO, including adjustments in connection with the 1-for-10.067 reverse stock split of our common stock, which was effected on January 27, 2026. The following table summarizes the Series B Preferred Stock issued to our directors, executive officers and beneficial holders of more than 5% of our capital stock:

Purchaser	Shares of Series B Preferred Stock	Aggregate Purchase Price of Shares Purchased ($)	Aggregate Principal Amount of Converted Convertible Promissory Notes ($)
Longitude Venture Partners V, L.P.(1)	12,449,165	14,999,999	—
Entities affiliated with J.W. Childs Associates(2)	9,129,388	6,151,611	4,848,389
Entities affiliated with Suvretta Capital (3)	8,299,443	9,999,999	—
Citadel Multi-Strategy Equities (Surveyor)	6,224,582	7,499,999	—
Therapeutics, Inc.	3,533,209	3,032,917	1,224,246
Connecticut Innovations, Incorporated	7,413,807	8,932,896	—
Trusts affiliated with Vladimir Coric(4)	2,995,836	2,748,006	861,677
Christopher S. Eklund Trust U/A/D 8/31/2000	1,872,561	1,117,551	1,138,698
Entities affiliated with ChemWerth, Inc.	873,308	—	1,052,250

(1)Mr. Enright, a member of our board of directors, is co-founder and serves as a Managing Director of Longitude Capital Management Co., LLC, an entity affiliated with Longitude Venture Partners V, L.P., or LVPV. LVPV beneficially owns more than 5% of our capital stock.
(2)Mr. Childs, a member of our board of directors, serves as Chairman of J.W. Childs Associates, L.P. Entities related to J.W. Childs Associates beneficially own more than 5% of our capital stock.
(3)Dr. Friedman, a member of our board of directors, serves as a Managing Director of Suvretta Capital. Dr. Birdsey-Benson, a former member of our board of directors, serves as a Managing Director of Suvretta Capital. Entities related to Suvretta Capital beneficially own more than 5% of our capital stock.
(4)Dr. Coric, a member of our board of directors, is a beneficiary of the Vladimir Coric Family Trust 2013 and the Vladimir Coric Marital Trust 2013, each of which is administered by Elizabeth Ann Coric as trustee. Trusts affiliated with Vladimir Coric beneficially own more than 5% of our capital stock.

Series C Preferred Stock
In October 2025, we entered into a Series C Preferred Stock Purchase Agreement pursuant to which we issued an aggregate of 118,682,683 shares of our Series C Preferred Stock at a purchase price of $1.2723 per share. Each share of our Series C Preferred Stock converted into shares of our common stock immediately prior to the consummation of our IPO, including adjustments in connection with the 1-for-10.067 reverse stock split of our common stock, which was effected on January 27, 2026. The following table summarizes the Series C Preferred Stock issued to our directors, executive officers and beneficial holders of more than 5% of our capital stock:

Purchaser	Shares of Series C Preferred Stock	Aggregate Purchase Price of Shares Purchased ($)
Entities affiliated with Longitude Capital(1)	23,579,344	30,000,000
Entities affiliated with SR One(2)	19,649,453	24,999,999
Entities affiliated with Viking Global	15,719,562	19,999,999
Entities affiliated with Suvretta Capital(3)	9,431,736	11,999,998
Citadel Multi-Strategy Equities (Surveyor)	7,859,781	9,999,999
Entities affiliated with J.W. Childs Associates(4)	5,242,474	6,670,000
Vladimir Coric(5)	2,750,923	3,499,999

(1)Mr. Enright, a member of our board of directors, is co-founder and serves as a Managing Director of Longitude Capital Management Co., LLC, an entity affiliated with LVPV and L103. LVPV and L103 collectively beneficially own more than 5% of our capital stock.
(2)Dr. Pance, a member of our board of directors, serves as a Senior Associate at SR One Capital Management. Entities related to SR One beneficially own more than 5% of our capital stock.
(3)Dr. Friedman, a member of our board of directors, serves as a Managing Director of Suvretta Capital. Dr. Birdsey-Benson, a former member of our board of directors, serves as a Managing Director of Suvretta Capital. Entities related to Suvretta Capital beneficially own more than 5% of our capital stock.
(4)Mr. Childs, a member of our board of directors, serves as Chairman of J.W. Childs Associates, L.P. Entities related to J.W. Childs Associates beneficially own more than 5% of our capital stock.
(5)Dr. Coric, a member of our board of directors, is a beneficiary of the Vladimir Coric Family Trust 2013 and the Vladimir Coric Marital Trust 2013, each of which is administered by Elizabeth Ann Coric as trustee. Trusts affiliated with Vladimir Coric beneficially own more than 5% of our capital stock.
Investors’ Rights Agreement
We are party to a Third Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with pre-IPO stockholders. Pursuant to the terms of the Investors’ Rights Agreement, we granted these stockholders certain information rights and the right to participate in future stock issuances, which rights terminate upon the consummation of our IPO. The Investors’ Rights Agreement also grants these stockholders certain registration rights. See the section titled “Description of Capital Stock-Registration Rights” for additional information regarding these registration rights. Other provisions of the Investors’ Rights Agreement terminated upon the consummation of our IPO.

Director Affiliations
Some of our directors are affiliated with and have served on our board of directors as representatives of entities which beneficially own or owned 5% or more of our voting securities, as indicated in the table below:

Director	Affiliated Stockholder
David Friedman, M.D.	Entities affiliated with Suvretta Capital
John W. Childs	Entities affiliated with J.W. Childs Associates
Patrick Enright	Entities affiliated with Longitude Capital
Katarina Pance, Ph.D.	Entities affiliated with SR One

Agreements with Therapeutics, Inc.
In September 2020, we entered into the MSA and the Collaboration Agreement with TI. The MSA and Collaboration Agreement are described in more detail in the section titled “Business-Agreements with Therapeutics, Inc.” in our Annual Report. Pursuant to the Collaboration Agreement, we issued TI a convertible promissory note with a principal amount of $0.5 million. On September 22, 2021, the convertible promissory note was converted into 238,008 shares of our Series A-2 Preferred Stock. In August 2024, we issued to TI a convertible promissory note with a principal amount of $1.2 million for committed research and development services. In November 2024, the convertible promissory note was converted into 1,016,056 shares of our Series B Preferred Stock pursuant to the Series B Preferred Stock Purchase Agreement. Prior to the conversion, the aggregate principal amount and unpaid interest of the convertible promissory note was $1.2 million. During the years ended December 31, 2025, 2024 and 2023, we paid TI $45.0 million, $14.4 million and $5.9 million, respectively, in connection with the MSA and work orders thereunder. TI beneficially owned more than 5% of our capital stock during the years ended December 31, 2024 and 2023.
Agreement with ChemWerth, Inc.
In July 2022, we entered into a Development and Manufacturing Agreement, or the Development and Manufacturing Agreement with ChemWerth, Inc., or ChemWerth. In accordance with the Development and Manufacturing Agreement, ChemWerth provides development and manufacturing services for the production of active pharmaceutical ingredients or drug substances identified by the Company. In May 2023, we issued to ChemWerth a promissory note with principal amount of $0.8 million, and in August 2024, we issued to ChemWerth a convertible note with principal amount of $0.3 million, each in connection with the Development and Manufacturing Agreement. In November 2024, we repaid the promissory note, including accrued interest, in full with proceeds from our Series B Preferred Stock financing, and the convertible note, including accrued interest, was converted into 873,308 shares of our Series B Preferred Stock pursuant to the Series B Preferred Stock Purchase Agreement. Prior to the repayment of the promissory note and the conversion of the convertible note, the aggregate principal amount and unpaid interest of the promissory note and the convertible note was $0.8 million and $0.3 million, respectively. During the years ended December 31, 2025, 2024 and 2023, we paid ChemWerth $0.5 million, $1.1 million and $2.7 million, respectively, in connection with the Development and Manufacturing Agreement. ChemWerth and its affiliates together beneficially owned more than 5% of our capital stock during the years ended December 31, 2024 and 2023.
Agreements with Green Line Talent Group LLC
From December 2024 to July 2025, we entered into certain talent search agreements with Green Line Talent Group LLC, or Green Line, pursuant to which we retained Green Line on an exclusive basis to provide end-to-end recruitment services for various roles at the Company. During the year ended December 31, 2025, we paid Green Line $0.2 million pursuant to the talent search agreements. The Green Line Agreements may be considered related party transactions because Kristen Nielsen, a Partner at Green Line, is the spouse of Mr. Carrano, our Chief Financial Officer. The Green Line agreements were negotiated on an arm’s-length basis and are market rate transaction on terms that we believe are no less favorable than would have been reached with an unrelated third party.

Director and Officer Indemnification and Insurance
We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Related Person Transactions Policy
Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year end for the last two completed fiscal years, in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 25, 2026, for:
■each person who we know beneficially owns more than 5% of our common stock;
■each of our directors;
■each of our named executive officers; and
■all of our directors and executive officers as a group.
Information with respect to beneficial ownership is based on information furnished to us by each of our directors and executive officers and information in Schedules 13G or 13D filed with the SEC by stockholders who hold more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities as of March 25, 2026.

Percentage ownership of our common stock before this offering is based on 37,340,290 shares of our common stock outstanding as of March 25, 2026, prior to the consummation of this offering. Percentage ownership of our common stock after this offering is based on shares of our common stock outstanding as of March 25, 2026, after giving effect to our issuance of 3,843,790 shares of our common stock in this offering and the issuance and sale of pre-funded warrants to purchase 300,000 shares of common stock in the PIPE, assuming the underwriters do not exercise their option to purchase additional shares and assuming no exercise of the pre-funded warrants sold in the PIPE. The table below excludes any purchases that may be made in this offering or the PIPE. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of March 25, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 470 James St. New Haven, CT, 06513. To our knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned.

Name Of Beneficial Owner	Number Of Shares Beneficially Owned	Percentage Of Shares Beneficially Owned
		Before Offering	After Offering
5% or greater stockholders:
Entities affiliated with Longitude Capital(1)	4,653,873	12.5%	11.3%
Entities affiliated with Suvretta Capital(2)	4,168,970	11.2%	10.1%
Entities affiliated with SR One(3)	2,401,868	6.4%	5.8%
Entities affiliated with J.W. Childs Associates(4)	2,202,006	5.9%	5.3%
Entities affiliated with Viking Global(5)	2,151,493	5.8%	5.2%
Directors and Named Executive Officers:
Reid Waldman, M.D.(6)	818,245	2.2%	2.0%
Timothy Durso, M.D.(7)	549,025	1.5%	1.3%
Dominic Carrano, CPA(8)	103,877	*	*
David Friedman, M.D.	—	—%	—%
John W. Childs(4)	2,202,006	5.9%	5.3%
Vlad Coric, M.D.(9)	653,656	1.8%	1.6%
Katarina Pance, Ph.D.	—	—%	—%
Patrick Enright(1)	4,653,873	12.5%	11.3%
Jane Grant-Kels, M.D.(10)	22,431	*	*
All executive officers and directors as a group (11 persons)(11)	9,078,655	23.6%	21.5%

*Represents beneficial ownership of less than one percent.
(1)Based solely on information contained in a Schedule 13D filed with the SEC on February 12, 2026 by Longitude Capital Partners V, LLC, or LCPV, Longitude Venture Partners V, L.P., or LVPV, Longitude 103.8 East Partners, LLC, or L103P, Longitude 103.8 East, L.P., or L103, Patrick G. Enright and Juliet Tammenoms Bakker . Consists of (i) 2,600,399 shares of common stock held by LVPV and (ii) 2,053,474 shares of common stock held by L103. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to these securities. L103P is the general partner of L103 and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of our Board, and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P, and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of LVPV, LCPV, L103, L103P, Mr. Enright and Ms. Tammenoms Bakker disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein. The address for these individuals and entities is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
(2)Based solely on information contained in a Schedule 13D filed with the SEC on February 11, 2026 by Suvretta Capital Management, LLC, Averill Master Fund, Ltd., or Averill Master Fund, Averill Madison Master Fund, Ltd., or Averill Madison Fund, together with Averill Master Fund, the Averill Funds, and Aaron Cowen. Consists of (i) 3,648,538 shares of common stock held by Averill Master Fund, and (ii) 520,432 shares of common stock held by Averill Madison Fund. Suvretta Capital Management, LLC is the investment manager of the Averill Funds. Aaron Cowen is a control person of Suvretta Capital Management, LLC and as such may be deemed to beneficially own these shares. The principal business address of Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, NY 10022.
(3)Based solely on information contained in a Schedule 13D filed with the SEC on February 11, 2026 by SR One Capital Management, LLC, or SR One Capital Management, SR One Capital Fund II Aggregator, LP, or SR One Capital Fund II Aggregator, SR One Capital Partners II, LP, or SR One Capital Partners, AMZL, LP, or AMZL, SR One Capital SMA Partners, LP, or SMA Partners, and Simeon George, M.D. . Consists of (i) 1,621,121 shares of common stock held by SR One Capital Fund II Aggregator and (ii) 780,747 shares of common stock held by AMZL. SR One Capital Fund II Aggregator is directly controlled by its general partner, SR One Capital Partners. AMZL is directly controlled by its general partner, SMA Partners. SMA Partners and SR One Capital Partners are directly controlled by their general partners, SR One Capital Management, and Simeon George, M.D. controls SR One Capital Management. Accordingly, each of SR One Capital Management and Simeon George, M.D. may be deemed to have voting and dispositive power with respect to the 2,401,868 shares of common stock held of record by SR One Fund II Aggregator and AMZL. Katarina Pance, Ph.D. is a Senior Associate at SR One Capital Management, LP, an entity affiliated with SR One Fund II Aggregator and AMZL, and a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of her actual pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address for these entities is 929 Main Street, Suite 200, Redwood City, California, 94063.
(4)Based on information known to the Company consists of 2,202,006 shares of common stock held by J.W. Childs Associates (FL), L.P. John W. Childs 2013 Revocable Trust is the sole owner of J.W. Childs Associates (FL), L.P. John W. Childs, a member of our Board, is Trustee of John W. Childs 2013 Revocable Trust and may be deemed to hold voting and dispositive power with respect to these securities. The principal business address of J.W. Childs Associates (FL), L.P. is 180 Lakeview Avenue, Suite 2500, West Palm Beach, FL 33401.
(5)Based solely on information contained in a 13G filed with the SEC on February 12, 2026 by Viking Global Investors LP, or VGI, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, or the Opportunities GP, Viking Global Opportunities Illiquid Investments Sub-Master LP, or the Opportunities Fund, Viking Global Opportunities Drawdown GP LLC, Viking Global Opportunities Drawdown Portfolio GP LLC, or the Drawdown GP, Viking Global Opportunities Drawdown (Aggregator) LP, or the Drawdown Fund, Andreas Halvorsen, David C. Ott and Rose S. Shabet . Consists of (i) 1,290,896 shares of common stock held by Viking Global Opportunities Illiquid Investments Sub-Master LP, or the Opportunities Fund, and (ii) 860,597 shares of common stock held by the Drawdown Fund. The Opportunities Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, the Opportunities GP, and by VGI, which provides managerial services to the Opportunities Fund. The Drawdown Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, the Drawdown GP, and by VGI, which provides managerial services to the Drawdown Fund. Andreas Halvorsen, David C. Ott and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Viking Global Opportunities Parent GP LLC (the ultimate parent of the Opportunities GP and the Drawdown GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI, the Opportunities Fund, the Opportunities GP, the Drawdown Fund and the Drawdown GP. The business address of each of the entities is c/o Viking Global Investors LP, 600, Washington Blvd. Floor 11, Stamford, CT 06901.

(6)Consists of (i) 234,908 shares of common stock held directly and (ii) 583,337 shares of common stock underlying outstanding stock options exercisable within 60 days of March 25, 2026.
(7)Consists of (i) 118,191 shares of common stock held directly and (ii) 116,717 shares of common stock held in trust and (iii) 314,117 shares of common stock underlying outstanding stock options exercisable within 60 days of March 25, 2026.
(8)Consists of 103,877 shares of common stock underlying outstanding stock options exercisable within 60 days of March 25, 2026.
(9)Consists of (i) 129,939 shares of common stock held directly, (ii) 521,152 shares of common stock held in trust and (iii) 2,565 shares of common stock underlying outstanding stock options exercisable within 60 days of March 25, 2026.
(10) Consists of (i) 2,455 shares of common stock held directly and (ii) 19,976 shares of common stock held in trust.
(11)Consists of (i) 7,341,372 shares of common stock held directly, (ii) 657,845 shares of common stock held in trust and (iii) 1,079,438 shares of common stock underlying outstanding stock options exercisable within 60 days of March 25, 2026.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to our restated certificate of incorporation and amended and restated bylaws that are currently in effect. Copies of these documents are filed as exhibits to the registration statement of which this prospectus is a part.
General
Our authorized capital stock consists of 200,000,000 shares of common stock, with a par value of $0.00001 per share, and 25,000,000 shares of preferred stock, with a par value of $0.00001 per share, all of which preferred stock is undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of our restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Registration Rights
On October 14, 2025, we entered into a Third Amended and Restated Investors’ Right Agreement, or the Investors’ Rights Agreement, with certain holders of our capital stock, or the Investors, including the purchasers of our Series C Preferred Stock and other specified stockholders.

The Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) shares of our common stock issued or issuable upon conversion of our preferred stock (ii) shares of our common stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors following the date of the Investors’ Rights Agreement and prior to the consummation of this offering, and (iii) any common stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii). The registration of shares of our common stock pursuant to the exercise of these registration rights will enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one counsel for the participating holders, and the holders will pay all underwriting discounts, selling commissions and stock transfer taxes relating to the sale of their shares. The Investors’ Rights Agreement also includes customary indemnification and procedural terms.
Holders of shares of our common stock (after giving effect to the conversion of preferred stock into shares of our common stock) are entitled to such registration rights pursuant to the Investors’ Rights Agreement. These registration rights will expire on the earlier of (i) such time after this offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration and (ii) the fifth anniversary of the consummation of our IPO.
Demand Registration Rights
At any time beginning on July 29, 2026, the holders of at least 35% of the registrable securities then outstanding may request that we file a registration statement on Form S-1 with respect to a majority of the registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $20 million.
Once we are eligible to use a registration statement on Form S-3, the holders of not less than 20% of the registrable shares then outstanding may request that we file a registration statement on Form S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $1 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investors’ Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-takeover Effects of Our Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Our restated certificate of incorporation and amended and restated bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors, but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:
Classified board. Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors.
Action by written consent; special meetings of stockholders. Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our restated certificate of incorporation and the bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.
Removal of directors. Our restated certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board of directors.
Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our restated certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum
Our restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above, each a Covered Claim. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions contained in our restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions. See the section titled “Risk Factors—Risks Related to This Offering and Our Common Stock—Our restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.”
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Limitations of Liability and Indemnification Matters
For a discussion of liability and indemnification, see the section titled “Executive and Director Compensation-Limitations on Liability and Indemnification,” included in our Annual Report, which is incorporated by reference.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4100.
Listing
Our common stock is listed on the NYSE under the symbol “MANE.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors - A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well”. Furthermore, although our common stock is listed on the NYSE, we cannot assure you that there will continue to be an active public trading market for our common stock.
Upon the consummation of this offering, based on the pro forma number of shares of our common stock outstanding as of December 31, 2025 and assuming no exercise of the pre-funded warrants sold in the PIPE, we will have an aggregate of 41,183,254 shares of our common stock outstanding (or 41,759,822 shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the 3,843,790 shares sold in this offering (or 4,420,358 shares if the underwriters exercise in full their option to purchase additional shares), as well as all of the shares sold in our IPO, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
Taking into account the lock-up agreements described below, and assuming the representatives of the underwriters do not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Number of Shares Eligible for Resale	Comment
On the date of this offering (April 29, 2026)	21,183,084	Shares eligible for sale under Rule 144 and Rule 701
August 2, 2026	41,183,254	IPO lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701
90 days after the date of this offering (April 29, 2026)	21,183,084	Lock-up in connection with this offering released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

Lock-Up Agreements
In connection with this offering, we and each of our directors and executive officers and certain affiliates, who collectively own an aggregate of 14,570,076 shares of our common stock, will be subject to lock-up agreements with Jefferies LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representatives of the underwriters, pursuant to which we and they agreed, among other things and subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90-days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. See “Underwriting” for a description of these lock-up agreements. For a further description of these lock-up agreements, please see the section titled “Underwriting.”

In connection with our IPO, we and each of our directors and executive officers and holders of substantially all of our capital stock outstanding prior to the IPO, who collectively owned approximately 20,000,170 shares of our common stock as of immediately prior to the consummation of our IPO, entered into lock-up agreements with the underwriters of our IPO, pursuant to which we and they agreed, among other things and subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180-days after the date of our IPO prospectus, or August 2, 2026, without first obtaining the written consent of the representatives of the underwriters.
Upon the expiration of the IPO lock-up period, substantially all of the securities subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
After the date of the public filing of the prospectus, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning on April 30, 2026, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell (subject to the lock-up agreements referred to above, if applicable) in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
■1% of the number of shares of our common stock then outstanding, which will equal approximately 411,832 shares (or 417,598 shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or
■the average weekly trading volume in shares of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
■An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer. Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-affiliate Resales of Restricted Securities
In general, beginning on April 30, 2026, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us (as well as the lock-up agreement referred to above, if applicable). If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90 day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans
We have filed a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. The registration statement covering shares offered pursuant to our incentive plans permits the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
The holders of 23,594,826 shares of our common stock, excluding shares purchased by non-affiliates in or after our IPO, or their transferees are entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock-Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:
■an individual who is a citizen or resident of the United States;
■a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
■an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
■a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
■This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including any impact of any alternative minimum tax, any estate or gift tax, the special tax accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
■U.S. expatriates and former citizens or long-term residents of the United States;
■persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
■banks, insurance companies and other financial institutions;
■brokers, dealers or traders in securities;
■“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
■partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
■tax-exempt organizations or governmental organizations;
■persons deemed to sell our common stock under the constructive sale provisions of the Code;
■persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
■tax-qualified retirement plans;
■persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;
■persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);
■persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;
■persons who have elected to mark securities to market;
■persons that own, or have owned, actually or constructively, more than 5% of our common stock; and
■“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.
There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions on Our Common Stock
We do not currently expect to make distributions with respect to our common stock. If we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “-Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussions below regarding effectively connected income and under the sections titled “-Additional Withholding and Reporting Requirements” and “-Backup Withholding and Information Reporting.”
Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate IRS Form W-8 establishing a reduction or exemption, such as:
■IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction or exemption in withholding under an applicable income tax treaty, or
■IRS Form W-8ECI (or successor form) certifying that a dividend paid on our common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).
The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.
Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for reduction or exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.
If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although eligible for a reduction or exemption from the withholding tax as described above (provided that the certification requirement described above is satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income, as adjusted for certain items.
Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of or exemption from U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock
Subject to the discussions below under the sections titled “-Additional Withholding and Reporting Requirements” and “-Backup Withholding and Information Reporting,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock, unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
If the first exception described above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses). If the third exception described above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
With respect to the second exception described above, generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and the Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.
Additional Withholding and Reporting Requirements
The Foreign Account Tax Compliance Act, Sections 1471 through 1474 of the Code, and related Treasury regulations, together with other U.S. Treasury Department and IRS guidance issued thereunder, or FATCA, impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on our common stock, paid to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial U.S. beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country, and legislation, rules and other official guidance adopted pursuant to such intergovernmental agreement, may modify these requirements.
The IRS and the U.S. Treasury Department have issued proposed regulations on which taxpayers may rely providing that these withholding rules will not apply to the gross proceeds of a sale or other disposition of shares of our common stock. Prospective investors should consult their own tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.
Backup Withholding and Information Reporting
We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures (such as the provision of a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E) to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “-Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.
Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated April 29, 2026, among us and Jefferies LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as the representatives of the underwriters named below and the book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC	1,258,842
Leerink Partners LLC	1,066,652
Citigroup Global Markets Inc.	643,835
Cantor Fitzgerald & Co.	538,130
LifeSci Capital, LLC	249,846
Needham & Company, LLC	86,485
Total	3,843,790

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the consummation of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $3.60 per share of common stock. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$100.00	$100.00	$384,379,000	$442,035,800
Underwriting discounts and commissions paid by us	$6.00	$6.00	$23,062,740	$26,522,148
Proceeds to us, before expenses	$94.00	$94.00	$361,316,260	$415,513,652

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $725,000. We have agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.
Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol “MANE.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 576,568 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Concurrent Private Placement
We have entered into a securities purchase agreement substantially concurrently with this offering, pursuant to which we will sell pre-funded warrants to certain entities affiliated with Suvretta Capital in the PIPE. The purchase price of each pre-funded warrant is $99.99999, which equals the public offering price of our common stock in this offering, minus $0.00001, which is the exercise price per pre-funded warrant. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to applicable ownership limits. The PIPE will be conducted pursuant to the exemption provided under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, the securities to be offered thereby will not be registered pursuant to this prospectus. The underwriters are acting as placement agents in connection with the concurrent private placement and will receive a placement agent fee equal to 6.0% of the total purchase price, inclusive of the exercise price per pre-funded warrant, of the private placement securities. This offering is not conditioned on the closing of the PIPE.
No Sales of Similar Securities
We, our officers, directors and certain holders of our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:
■sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase any “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or
■enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, or
■make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or
■publicly announce an intention to do any of the foregoing.
This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.
The foregoing restrictions shall not apply to:
(i)transfers or dispositions of shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock as a bona fide gift or for estate planning purposes, or by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or any family member, to a trust for the direct or indirect benefit of the securityholder and/or a family member, or to a charitable organization or educational institution in each case under this clause (i) in a transfer not involving a disposition for value;
(ii)transfers or dispositions of shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock to any corporation, partnership, limited liability company or other entity, all of the beneficial ownership interests of which are held by the securityholder or any family member;
(iii)if the securityholder is an entity, transfers, dispositions or distributions of shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (within the meaning set forth in Rule 405 under the Securities Act, and including the subsidiaries of the securityholder) of the securityholder, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the securityholder or affiliates of the securityholder (including, for the avoidance of doubt, where the securityholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or to its stockholders, limited partners, general partners, limited liability company members or other equityholders or to the estate of any such stockholders, limited partners, general partners, limited liability company members or equityholders;
(iv)the exercise of an option to purchase shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock granted under any equity incentive plan or stock purchase plan described in the registration statement of which this prospectus is a part, provided that the underlying shares of common stock shall continue to be subject to the lock-up agreement;
(v)the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for any transfers of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock during the lock-up period and any required public disclosure, announcement or filing under the Exchange Act made by us or any person regarding the establishment or amendment of such plan during the lock-up period shall include a statement that the undersigned is not permitted to transfer, sell or otherwise dispose of securities under such plan during the lock-up period in contravention of this agreement, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment or amendment of such plan during the lock-up period;
(vi)transfers or dispositions of shares of common stock acquired in this offering or on the open market following this offering, provided that no public disclosure or filing under the Exchange Act (other than any required filing on Schedule 13G, Schedule 13G/A or Form 13F) shall be made;
(vii)the transfer of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i)-(iii) above;
(viii)transfers or dispositions of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock as forfeitures to satisfy tax withholding obligations of the undersigned in connection with the vesting or exercise of equity awards by the undersigned pursuant to our equity incentive, stock option, stock bonus or other stock plan or arrangement described in the registration statement of which this prospectus is a part;
(ix)transfers or dispositions of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock pursuant to a net exercise or cashless exercise by the undersigned of outstanding equity awards pursuant to our equity incentive, stock option, stock bonus or other stock plan or arrangement described in the registration statement of which this prospectus is a part;
(x)transfers or dispositions of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock pursuant to a bona fide third-party tender offer for our shares, merger, consolidation or other similar transaction made to all holders of our securities involving a change of control (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of common stock or other such securities in connection with such transaction, or vote any common stock or other such securities in favor of any such transaction), provided that in the event the tender offer, merger, consolidation or other such transaction is not completed, the securityholder’s securities shall remain subject to the restrictions set forth in such lock-up agreement;
(xi)transfers or dispositions of shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock by operation of law, including pursuant to a domestic order or negotiated divorce settlement, or pursuant to a court order;
(xii)transfers or dispositions of securities that may be deemed to have occurred as a result of the conversion of any of our securities held by the securityholder in connection with or prior to the consummation of this offering;
(xiii)the confidential submission or public filing of a registration statement with the SEC to register under the Securities Act any shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock subject to the Third Amended and Restated Investors’ Rights Agreement between us and the signatories thereto, dated as of October 14, 2025, provided, that we shall not (1) publicly announce such confidential submission or (2) publicly file any such registration statement prior to July 29, 2026; or
(xiv)our issuance of pre-funded warrants in the concurrent PIPE;

provided that, (A) in the case of a transfer pursuant to clause (viii) or clause (ix) above, if the securityholder is required to make or voluntarily makes a filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the lock-up period, the securityholder shall include a statement in such report to the effect that the filing relates to the circumstances described in such clause, (B) any shares of common stock acquired upon conversion or exercise described in clause (ix) and clause (xii) shall be subject to the restrictions set forth in the lock-up agreement, and (C) in the case of clauses (i)-(iii) and (vii) above it shall be a condition to such transfer or disposition that:
■each transferee executes and delivers a similar lock-up agreement and such shares of common stock or pre-funded warrants shall remain subject to the restrictions set forth above, and
■prior to the expiration of the lock-up period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer.
Jefferies LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who executed a lock-up agreement, providing consent to the sale of securities prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time. The underwriters may also engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. For example, certain underwriters in this offering also served as underwriters in our IPO in February 2026.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the securities offered hereby. Any such short positions could adversely affect future trading prices of the securities offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Canada
(A)Resale Restrictions
The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B)Representations of Canadian Purchasers
By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
■the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 - Prospectus Exemptions,
■the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,
■where required by law, the purchaser is purchasing as principal and not as agent, and
■the purchaser has reviewed the text above under Resale Restrictions.
(C)Conflicts of Interest
Canadian purchasers are hereby notified that Jefferies LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 - Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
(D)Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E)Enforcement of Legal Rights
All of our directors and officers as well as the experts named may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F)Taxation and Eligibility for Investment
Canadian purchasers of shares of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.
(G)Language of Documents
The purchaser confirms its express wish and that it has requested that this document, all documents evidencing or relating to the sale of the securities described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent document, tous les documents attestant de la vente des titres décrits dans le présent document ou s'y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
(A)You confirm and warrant that you are either:
■a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
■a person associated with the Company under Section 708(12) of the Corporations Act; or
■a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.
To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
(B)You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), none of our securities have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to our securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of our common stock may be offered to the public in that Relevant State at any time:
(1)to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(2)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(3)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our securities to be offered so as to enable an investor to decide to purchase or subscribe for any of our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(1)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(2)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:
(1)to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(2)where no consideration is or will be given for the transfer;
(3)where the transfer is by operation of law;

(4)as specified in Section 276(7) of the SFA; or
(5)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
United Kingdom
None of our securities have been offered or will be offered pursuant to this offering to the public in the United Kingdom except that our securities may be offered to the public in the United Kingdom at any time:
(a)where (i) the offer is conditional on the admission of the securities to trading on the London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the securities being offered are at the time of the offer already admitted to trading on London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any “qualified investor” as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our securities in the United Kingdom means the communication to any person which presents sufficient information on: (a) our securities to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for our securities and the expression "POATR" means the Public Offers and Admissions to Trading Regulations 2024.

LEGAL MATTERS
The validity of the securities offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.
EXPERTS
The financial statements of Veradermics, Incorporated as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.
Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.veradermics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.
We incorporate by reference in this prospectus and the registration statement of which this prospectus form a part the information or documents listed below that we have filed with the SEC:
■our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 30, 2026;
■our Current Reports on Form 8-K filed with the SEC on February 5, 2026 and April 27, 2026; and
■the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on February 3, 2026 as updated by Exhibit 4.3 to our Annual Report, filed with the SEC on March 30, 2026, including any amendments or reports filed for the purpose of updating such description.
In addition, all documents or information (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished pursuant to Item 9.01 such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents or information subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish at no cost to you, on written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Veradermics, Incorporated, 470 James Street, New Haven, CT 06513, telephone (228) 372-3376. You also may access these filings on our website at www.veradermics.com. We do not incorporate the information on our website in this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.
You may read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, we must file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available on the website of the SEC referred to above.

3,843,790 Shares
Veradermics, Incorporated

PROSPECTUS

Joint Book-Running Managers
Jefferies	Leerink Partners	Citigroup	Cantor
Passive Bookrunner
LifeSci Capital
Lead Manager
Needham & Company
April 29, 2026